Exhibit 99.1

FOR IMMEDIATE RELEASE

Quantum eMotion to Sponsor AI for Good Global Summit and Participate in Cybersecurity Panel

Montreal, Quebec – June 30, 2026 – Quantum eMotion Corp. (“QeM” or the “Company”) (TSX-V: QNC; NYSE American: QNC; FSE: 34Q0), a leader in quantum-secure cybersecurity solutions, is pleased to announce its participation as a sponsor of the AI for Good Global Summit 2026, one of the world’s leading United Nations events dedicated to advancing artificial intelligence for the benefit of humanity.

Organized by the International Telecommunication Union (“ITU”) in collaboration with United Nations partners, the summit will take place in Geneva from July 8 to 11, 2026, bringing together global AI experts, policymakers, and industry leaders to explore practical AI applications addressing critical challenges such as healthcare, climate action, digital inclusion, and ethical AI development, all aligned with the United Nations Sustainable Development Goals (SDGs).

As part of the event, Francis Bellido, President and Chief Executive Officer of QeM, will participate in a panel discussion focused on AI security, cyber resilience, and the growing need for quantum-secure infrastructure in next-generation AI ecosystems.

“Artificial intelligence is transforming every sector of society, but its promise can only be realized if trust, integrity, and security are built into its foundations,” said Francis Bellido. “As AI systems scale globally, the need for quantum-resilient cybersecurity is becoming critical. We are proud to support the AI for Good Summit and contribute to the conversation on securing the future of AI.”

QeM’s sponsorship of the summit reflects the Company’s commitment to advancing secure AI infrastructure and supporting global dialogue on the responsible deployment of emerging technologies. The Company believes its portfolio of quantum entropy, post-quantum cryptography, and runtime cryptographic protection technologies are well positioned to address the security requirements of AI systems, critical infrastructure, and sovereign digital ecosystems.

Stock Option Grant

The Company also announces that its Board of Directors has approved the grant of stock options to the Corporation’s Chief Executive Officer to purchase up to 2,475,000 Common Shares in the capital of the Corporation (the “Common Shares”) at an exercise price of $4.32 per Common Share.

The options have a ten-year term and expire on June 29, 2036. The options will vest in four equal annual instalments, with 25% vesting on each of June 30, 2027, June 30, 2028, June 30, 2029, and June 30, 2030, subject to the achievement of performance milestones.

About Quantum eMotion

The Company's mission is to address the growing demand for affordable hardware and software security for connected devices. Thanks to its patented Quantum Random Number Generator, QeM has become a pioneering force in classical and quantum cybersecurity solutions. This security solution exploits quantum mechanics' built-in unpredictability and promises to provide enhanced protection for high-value assets and critical systems. For further information, please visit our website at https://www.quantumemotion.com/ or contact us at: info@quantumemotion.com

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Krown Technologies and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Cautionary Note regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable United States securities laws and Canadian securities laws, which is based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking statements and forward-looking information include, but are not limited to, the Company's business strategy, target markets and growth initiatives.. Forward-looking statements or forward-looking information relate to future events and future performance and include statements regarding the expectations and beliefs of management based on information currently available to the Company. Such forward-looking statements and forward-looking information often, but not always, can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information is based on management’s current expectations and assumptions and is subject to risks and uncertainties that could cause actual results to differ materially, including those risks set out in the Company’s public documents filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filings that are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov The Company provides no assurance that forward-looking statements or forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.